Exhibit 21-8

SUBSIDIARIES OF DTE ENERGY COMPANY

DTE Energy Company’s principal subsidiaries as of December 31, 2012 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	State of Incorporation
1. DTE Electric Company	Michigan
2. DTE Enterprises, Inc.	Michigan
3. DTE Gas Holdings, Inc.	Michigan
4. DTE Gas Company	Michigan